Exhibit 8.2

Jones Walker LLP

201 St. Charles Ave

New Orleans, LA 70170-5100

www.joneswalker.com

March 1, 2024

Boards of Directors

FB Bancorp, Inc.

Fidelity Bank

353 Carondelet St.

New Orleans, Louisiana 70130

Re:	Opinion Regarding Louisiana Income Tax Effects of Proposed Conversion of Fidelity Bank

from a Louisiana-chartered Mutual Savings Bank to a Louisiana-chartered Stock Savings Bank

Boards of Directors:

You have requested our opinion regarding the Louisiana state income tax consequences of the proposed conversion (the “Conversion”) of Fidelity Bank from a state-chartered mutual savings bank (the “Bank”) to a state-chartered stock savings bank (the “Stock Bank”), pursuant to a plan of conversion adopted by the Board of Directors of the Bank on February 28, 2024 (the “Plan”). In the Conversion, all of the Bank’s to-be-issued stock will be acquired by FB Bancorp, Inc., a newly organized State of Maryland corporation (the “Holding Company”).

We have reviewed the opinion prepared by the law firm of Luse Gorman, PC, dated March 1, 2024, concerning the federal income tax consequences of the Conversion (the “Federal Tax Opinion”). In forming our opinions, we have not independently verified, but specifically rely on the facts, assumptions, and representations cited in the Federal Tax Opinion, including, but not limited to, the representations of the Bank and the Holding Company contained in the Affidavit of Representations addressed to Luse Gorman and us dated as of the date hereof; and further, in forming our opinions herein, we are specifically relying on the opinions expressed in the Federal Tax Opinion as to the resulting federal income tax consequences and to the consent to our use and reliance on the Federal Tax Opinion. Should any of the said facts, assumptions or representations relied upon by the Federal Tax Opinion and by us prove to be untrue; or if for that or any other reason the ultimate federal tax treatment of the Conversion should differ from that anticipated in the Federal Tax Opinion, our conclusions as outlined herein might be significantly affected. All capitalized terms used but not defined herein have the same meaning as in the Federal Tax Opinion.

Our opinion is based on current provisions of Louisiana law, including enacted statutes, regulations promulgated thereunder, and case law; any of which may be changed at any time, potentially with retroactive effect. Any such change in the relevant provisions of Louisiana law may affect the continuing validity of our opinion. We specifically disclaim any obligation to update our opinion for any change in relevant facts or law occurring after the date hereof. Our opinion is limited to the Louisiana income tax consequences of the Conversion, and no opinion is expressed regarding the potential application of any other tax or the laws of any other jurisdictions.

LAW & ANALYSIS

Louisiana imposes a corporation income tax (the “Louisiana CIT”) on the Louisiana taxable income of domestic and foreign corporations and other entities taxed as corporations for federal income tax purposes. La R.S. 47:287.11. “Louisiana taxable income” is defined as Louisiana net income, less deductions for allowed net operating losses. La R.S. 47:287.69.

“Louisiana net income” is defined as federal taxable income, subject to specified modifications, that is earned or derived from sources within Louisiana. La R.S. 47:287.65, 47:287.67, 47:287.71, 47:287.73, 47:287.75. For purposes of determining federal taxable income, corporations that are included with affiliates in a consolidated federal income tax return must file their Louisiana CIT return on a separate corporation basis. La R.S. 47:287.733. Dividends received from banking corporations organized under the laws of Louisiana, from national banking corporations doing business in Louisiana, and from capital stock associations, whose stock is subject to ad valorem taxation in Louisiana, are subtracted from federal taxable income to arrive at Louisiana net income. La R.S. 47:287.71.B(6).

Mutual savings banks, national banking corporations, and state banking corporations that pay a Louisiana property tax on their shares of stock are exempt from Louisiana CIT. La R.S. 47:287.501, Reg. 1140(C)(1), Tit. 61, LAC. The shares of stock of all banks, banking companies, firms, associations or corporations doing a banking business in Louisiana are subject to the Louisiana “bank shares tax.” La R.S. 47:1967. The Bank, as either a state-chartered mutual savings bank or a state-chartered stock savings bank, is subject to and pays the Louisiana “bank shares tax” and is therefore exempt from the Louisiana CIT.

Louisiana imposes an income tax on the net income of resident individuals, from whatever source derived; and on net income of nonresident individuals that is derived from property located in, services rendered in, business transacted in, or sources within Louisiana. La R.S. 47:31(1) and (2) and 47:290.B. Net income subject to tax is defined as federal adjusted gross income subject to certain specified modifications. La R.S. 47:290; 47:293. Income distributed by a trust, partnership or mutual fund to an individual taxpayer retains the same character in the individual’s hands as it had in the distributor’s hands to the extent that such income similarly retains its character for federal income tax purposes. La R.S. 47:293(9)(d).

Louisiana imposes an income tax on the “Louisiana taxable income” of an estate or trust. La R.S. 47:300.1. Louisiana taxable income is defined as taxable income determined in accordance with federal law for the same tax year, but subject to certain specified modifications. La. R.S. 47:300.6A (resident) and 47:300.7A (nonresident). The tax is imposed on a nonresident estate or trust only to the extent of income earned within or derived from sources within Louisiana. La R.S. 47:300.3, 47:300.6, 47:300.7.

Louisiana does not tax partnerships unless the partnership is treated and taxed as a corporation for federal income tax purposes; however, partners are taxable on their distributive shares of partnership income, whether or not actually distributed. La R.S. 47:201, 47:202, and 47:287.92B(3).

For Louisiana income tax purposes, a limited liability company is treated and taxed in the same manner it is treated and taxed for federal income tax purposes. La R.S. 12:1368.

No specified modifications to federal taxable income are provided by the laws applicable for the Louisiana CIT, personal income tax, and estate and trust income tax for gains and losses realized by “parties to a reorganization,” as defined by the Internal Revenue Code of 1986, as amended. Neither is there a specified modification provided by such laws with respect to the determination of basis or holding period of stock received in a reorganization that would enter into the computation or taxation of gain or loss for Louisiana taxation purposes. In the absence of any such specified modifications, the recognition of taxable gain and the determination of basis and holding period of assets received in the Conversion for federal income tax purposes should also be applicable for Louisiana CIT, personal income tax, and estate and trust income tax purposes, as more specifically outlined below.

OPINIONS

Based on the facts, assumptions, and representations cited, and the conclusions expressed in the Federal Tax Opinion, we express the following opinions regarding the application of the Louisiana CIT and personal income tax law to the Conversion:

1.	No gain or loss will be recognized by the Bank or the Stock Bank as a result of the Conversion.

2.

No gain or loss will be recognized by the Stock Bank upon the receipt of money from the Holding Company in exchange for its shares or by the Holding Company upon the receipt of money from the sale of the Common Stock.

3.

No gain or loss will be recognized by the account holders of the Bank upon the issuance to them of withdrawable deposit accounts in the Stock Bank in the same dollar amount and under the same terms as their deposit accounts in the Bank.

4.

No gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon receipt by them of an interest in the Liquidation Account of the Stock Bank in exchange for their ownership interests in the Bank.

5.

Provided the fair market value of the nontransferable subscription rights to purchase the Common Stock will be zero, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon the distribution to them of the nontransferable subscription rights to purchase the Common Stock.

6.	No taxable income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members as a result of the exercise of the nontransferable subscription rights.

7.	Neither the Bank nor the Stock Bank will be subject to the Louisiana CIT.

Further, because the laws with respect to the Louisiana CIT, and the personal income tax, and the estate and trust income tax conform to the federal income tax treatment of gains and losses, and provide for no specified modifications with respect to basis or holding period of stock received in a reorganization; for the purposes of the Louisiana CIT, the personal income tax, and the estate and trust income tax:

8.	The basis of the account holders’ deposit accounts in the Stock Bank will be the same as the basis of their deposit accounts in the Bank surrendered in exchange therefor.

9.

The basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interests in the Liquidation Account of the Stock Bank will be zero, that being the cost of such property to them.

10.	It is more likely than not that the basis of the Common Stock to the Holding Company’s shareholders will be the purchase price thereof.

11.	Each stockholder’s holding period will commence upon their exercise of the subscription rights.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 (“Registration Statement”) of the Holding Company filed with the Securities and Exchange Commission with respect to the Conversion, and as an exhibit to the applications, notices for approval or requests for non-objection with respect to the Conversion as filed with the Louisiana Office of Financial Institutions, the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve System (collectively, the “Filings”). We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and in the Filings.

Very truly yours,

/s/ Jones Walker LLP

Jones Walker LLP

4